SECI 10028974 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 67724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

XR Securities LLC (formerly RhoBD LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Boulevard, Suite 1000
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. Douglas Drury 312-244-4500
(Area Code - Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, L. Douglas Drury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XR Securities LLC (formerly RhoBD LLC), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Managing Member
Title

Sworn and subscribed to me on the

26th day of February, 2010

Nancy J. Simenson
Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
RhoBD LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of RhoBD LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RhoBD LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

RhoBD LLC
(Subsequent Name Change to XR Securities LLC)

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	13,756
Receivables from clearing broker		9,295,347
Securities owned, at fair value, pledged		3,702,341
Prepaid expenses		100,000
Other asset		31,832
Total assets	$	13,143,276
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased	$	9,794,334
Accrued expenses		14,852
Total liabilities		9,809,186
Member's equity		3,334,090
Total liabilities and member's equity	$	13,143,276

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

RhoBD LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company engages in the business of conducting market-making and proprietary trading activities and commenced trading on March 6, 2008. The Company is a limited liability company registered in the State of Delaware. As of December 31, 2009, the Company was wholly owned by Rho Trading Securities, LLC (the "Member"). Effective January 1, 2010, the Member contributed all of its interests in the Company to a newly formed holding Company, XR Group, LLC and the Company changed its name to XR Securities LLC.

The Company has an agreement with Goldman Sachs Execution and Clearing, L.P. (GSEC) to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and capital are held by GSEC to facilitate the Company's trading activities.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification ("Codification")* which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. This financial statement reflects the guidance in the Codification.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing broker: Receivables from clearing broker include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, and cash and margin balances held at the clearing broker. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing broker based upon the federal funds rate computed on a daily basis on credit balances.

Securities and derivative financial instruments: Securities and derivative transactions and the related gains and losses are recorded on a trade-date basis. Securities owned and sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net trading gains and losses. Brokerage commissions and other trading fees are reflected separately in the statement of operations.

The Company has adopted FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose on a combined basis the gains and losses related to all derivative and non-derivative instruments classified as trading instruments disaggregated by the type of underlying risk. Trading instruments include exchange traded futures, options on futures, equity securities, and equity options.

Note 2. Summary of Significant Accounting Policies (Continued)

Interest, dividends and rebates: Interest income and expense are recognized on an accrual basis. Dividend income and expense are recognized on the ex-dividend date. Rebates are recognized on an accrual basis.

Income taxes: The Company is a single-member LLC and not separately liable for income taxes. The Member is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions.

The Member is not subject to examination by U.S. federal and state tax authorities for tax years before 2006.

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned are generally pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 4. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under Fair Value Measurements as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 4. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Fair value is generally based on published market prices, typically exchange settlement prices.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, all of which are in the Level 1 hierarchy:

Assets:	
Receivables from clearing broker:	
Open futures contracts	$ 84,155
Options on futures contracts	6,961,153
	7,045,308
Securities owned	
Equity options	3,702,341
Total	$ 10,747,649
Liabilities:	
Securities sold, not yet purchased - equity options	$ 9,794,334

Note 5. Related-Party Transactions

The Member provides certain management services, such as occupancy, technology, compensation, discretionary bonuses and other administrative services for the Company.

There is no outstanding balance for shared expenses due to the Member as of December 31, 2009.

On September 10, 2009, the remaining balance of a loan of $1,000,000 was forgiven by the Member and contributed to capital.

Note 6. Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 7. Derivative Instruments

In accordance with recent FASB guidance, expanded disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, results of operations, and cash flows. The Company adopted the provisions of this guidance effective January 1, 2009.

The Company's derivative activities are limited to the trading of equity options, futures and futures options contracts. These derivative contracts are recorded on the statement of financial condition as assets measured at fair value and the net trading gains and losses associated with these derivatives is recorded in the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood.

At December 31, 2009 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Type - Equity Products	Fair Value
Receivables from clearing broker	
Futures	$ 84,155
Options on futures contracts - long	7,236,220
Options on futures contracts - short	(275,067)
	$ 7,045,308
Securities owned	
Equity options	$ 3,702,341
Securities sold, not yet purchased	
Equity options	$ (9,794,334)

For the year ended December 31, 2009, the number of derivative contracts bought and sold was between one to five million.

Note 8. Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments or other commodities at a specified future date at a specified price or yield. Options contracts provide the Company with the opportunity or the obligation to deliver or take delivery of specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.

Note 8. Off-Balance-Sheet Risk (Continued)

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: The Company clears all of its trades through GSEC and enters into transactions with other financial institutions. Cash and financial instruments on deposit with GSEC collateralize short positions and amounts due, and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain net capital equal to $100,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined, and that the ratio of aggregate indebtedness to net capital, both as defined, is not to exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of approximately $3,202,000 and $100,000, respectively. At December 31, 2009, the ratio of aggregate indebtedness to net capital was 0.01 to 1. The net capital rule may effectively restrict distributions to the Member.

Note 10. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

XR Securities LLC (formerly RhoBD LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section

550 West Jackson Boulevard, Suite 1000
(No. and Street)

MAR 01 2010

Chicago (City) Illinois (State) 60661 (Zip Code)

Washington, DC
107

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. Douglas Drury 312-244-4500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606-3392 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, L. Douglas Drury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XR Securities LLC (formerly RhoBD LLC), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Sworn and subscribed to me on the

26th day of February, 2010

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

February 26, 2010

Mr. Doug Drury
RhoBD LLC
550 West Jackson Blvd., Suite 1000
Chicago, IL 60601

Attention: Mr. Drury

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by RhoBD LLC (the Company), the Securities and Exchange Commission, SIPC, and the Chicago Board Options Exchange (CBOE), solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting the following:

Total Revenue per the audited financial statements for the year ended December 31, 2009	$1,430,120
Less: revenue reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009	489,579
	940,541
Difference	3,518
Total revenue per Form SIPC-7T for the period from April 1, 2009 to December 31, 2009	$937,023

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences:

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 26, 2010
Chicago, Illinois

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067724 CBOE DEC
RHOBD LLC 8*8
550 W JACKSON BLVD STE 1000
CHICAGO IL 60661-5704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Frank Viviito 312-244-4602

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 10216

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

2-19-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,066

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,066

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,066

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RHO BD LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of JANUARY, 20 10.

MANAGING MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 937,023

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. 3,181,516

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 3,181,516

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

"OTHER REV" - Futures Exch/Comm. Rebates 19,992

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12,043

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 12,043

Total deductions 32035

2d. SIPC Net Operating Revenues $ 4,086,504

2e. General Assessment @ .0025 $ 10,216

(to page 1 but not less than $150 minimum)

RhoBD LLC
(Subsequent Name Change to XR Securities LLC)

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
107